Exhibit 15.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Sify Limited
We hereby consent to the incorporation by reference in the registration statement on Form S-8 (No 333-135 804) of Sify Limited and subsidiaries (the ‘Company”) of our report dated October 12, 2007 with respect to the consolidated balance sheets of Sify Limited as of March 31, 2007 and 2006 and the related consolidated statement of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three year period ended March 31, 2007, which report appears in the Company’s Annual report on Form 20-F for the year ended March 31, 2007, filed under the Securities Exchange Act of 1934.
KPMG
Chennai, India
Date: October 12, 2007